Exhibit 23.3

Consent of Transport Intelligence Ltd.

Transport Intelligence Ltd. hereby consents to the use of its name, including under the heading “Experts,” and the references to its reports, estimates and data in this Registration Statement, as may be amended from time to time, for CEVA Investments Limited.

TRANSPORT INTELLIGENCE LTD.

By:	/s/ John Manners-Bell
Name:	John Manners-Bell
Title:	Chief Executive Officer

May 1, 2012